                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

           Under the Securities Exchange Act of 1934 (Amendment No. )*

                         THE IMMUNE RESPONSE CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    45252T106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Dennis J. Carlo, Ph.D.
                                  P.O. Box 1176
                            Rancho Santa Fe, CA 92067
                                 (760) 431-7080
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 WITH A COPY TO:
                              Thomas E. Sparks, Jr.
                          Pillsbury Madison & Sutro LLP
                                  P.O. Box 7880
                          San Francisco, CA 94120-7880
                                 (415) 983-1000

                                 April 17, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (CONTINUED ON FOLLOWING PAGE(S))


                                Page 1 of 6 Pages

-------------------------------------------------------------------------------
CUSIP NO. 45252T106
-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS.  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
     PERSONS:  Dennis J. Carlo, Ph.D.

-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER                            (A)  / /
     OF A GROUP (SEE INSTRUCTIONS)                                    (B)  / /
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 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS (SEE INSTRUCTIONS)                                     00

-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                    / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION     U.S.A.

-------------------------------------------------------------------------------
  NUMBER OF SHARES      (7) SOLE VOTING POWER          1,219,907 (see Item 5)
 BENEFICIALLY OWNED     -------------------------------------------------------
 BY EACH REPORTING      (8) SHARED VOTING POWER        73,755 (see Item 5)
   PERSON WITH          -------------------------------------------------------
                        (9) SOLE DISPOSITIVE POWER     1,219,907 (see Item 5)
                        -------------------------------------------------------
                        (10) SHARED DISPOSITIVE POWER  73,755 (see Item 5)
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                       1,293,662 (see Item 5)
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                    / /
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                             5.7% (see Item 5)
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                            IN

-------------------------------------------------------------------------------


                                Page 2 of 6 Pages

ITEM 1.  SECURITY AND ISSUER.


     The class of equity securities to which this statement relates is the common stock, par value $.0025 per share (the "Common Stock") of The Immune Response Corporation, a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 5935 Darwin Court, Carlsbad, California 92008.


ITEM 2.  IDENTITY AND BACKGROUND.

     (a)  The person filing this Schedule is Dennis J. Carlo, Ph.D.

     (b)  Dr. Carlo's address is P.O. Box 1176, Rancho Santa Fe, California
92067.

     (c) The principal occupation of Dr. Carlo is President, Chief Executive Officer and Director of the Issuer. The principal business of the Issuer is biopharmaceutical research and the development and licensing of potential immune-based therapies and potential gene therapies. The Issuer's address is listed in Item 1 above.

     (d)-(e) At no time during the last five years was Dr. Carlo convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

     (f)  Dr. Carlo is a citizen of the United States of America.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Pursuant to a Loan Agreement dated April 15, 1997 by and between Kevin B. Kimberlin and Dr. Carlo, Mr. Kimberlin agreed to loan to Dr. Carlo the principal sum of $1,999,998 (the "Loan") for the purpose of purchasing up to 256,410 units of Common Stock and warrants issued by the Issuer. Each unit is comprised of one share of Common Stock and a warrant to purchase one share of Common Stock (a "Unit"). The Loan is evidenced by a promissory note from Dr. Carlo to Mr. Kimberlin dated April 17, 1997 and payable in three (3) years.

     The principal sum of the Loan has been or will be distributed to Dr. Carlo in the following manner. First, $494,744.25 was distributed on April 17, 1997 and, at Dr. Carlo's request, was wired directly to the Issuer as partial consideration for the issuance to Dr. Carlo of 253,715 Units (the "Purchased Units"). The balance of the consideration for the Purchased Units was a promissory note by Dr. Carlo in the principal amount of $1,484,232.75, due September 30, 1997 and payable to the Issuer. Second, $1,484,232.75 will be distributed on September 30, 1997 for payment of the principal amount of the promissory note from Dr. Carlo to the Issuer. Finally, the issuer has requested approval from the National Association of Securities Dealers, Inc. to sell and issue to Dr. Carlo 2,695 additional Units (the "Additional Units"). In the event that such approval is obtained on or before May 27, 1997, $21,021 will be distributed under the Loan to Dr. Carlo within five (5) business days after receipt of such approval by the Issuer to be used by Dr. Carlo to purchase 2,695 the Additional Units.


                                Page 3 of 6 Pages

ITEM 4.  PURPOSE OF TRANSACTION.

     Dr. Carlo has acquired beneficial ownership of shares of Common Stock for the purpose of investment.


     Except as set forth above, Dr. Carlo has no present plans or proposals which relate to, or would result in: the acquisition by any person of additional securities of the Issuer; an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; a change in the present board of directors or management of the Issuer, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; a material change in the present capitalization or dividend policy of the Issuer or any other material change in the Issuer's business or corporate structure; a change in the Issuer's certificate of incorporation or bylaws or other actions which might impede the acquisition of control of the Issuer by any person; causing a class of securities of the issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or any action similar to any of those enumerated above.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) Prior to the transaction which is the subject of this statement, Dr. Carlo beneficially owned 784,241 shares of Common Stock representing 3.9% of the issued and outstanding shares of Common Stock. This figure includes options to acquire 589,908 shares of Common Stock and 73,755 shares of Common Stock held in trusts for the benefit of Dr. Carlo's family, as to which he maintains shared voting and investment power with his wife, Jean M. Carlo. Ms. Carlo also has the right to exercise 175,117 of Dr. Carlo's options; this right expires ratably between December 3, 2000 and May 2, 2005.

     As a result of his purchase of the Purchased Units, Dr. Carlo acquired direct ownership of 253,715 shares of Common Stock and a warrant to purchase 253,715 shares of Common Stock. Dr. Carlo is deemed to have beneficial ownership of the number of shares subject to the warrant. Thus, on a fully diluted basis, Dr. Carlo beneficially owned 5.7% of the Common Stock issued and outstanding as of April 17, 1997. (Note that on the same day that Dr. Carlo acquired the Purchased Units, the Issuer sold and issued to a third party 1,776,004 shares of Common Stock and a warrant to purchase 1,776,004 shares of Common Stock.)

     In the event that Dr. Carlo acquires the Additional Units, he would have beneficial ownership of 5.8% of the Common Stock then issued and outstanding, assuming there were no other changes in holdings of Common Stock by other stockholders.

     (b) Dr. Carlo has the sole power to vote or direct the disposition of up to 1,214,517 shares of Common Stock. In the event that Dr. Carlo acquires the Additional Units, he will have the sole power to vote or direct the disposition of up to 1,219,907 shares of Common Stock.

     As indicated in Item 5(a), Dr. Carlo shares the power to vote or direct the disposition of 73,755 shares of Common Stock which are held in trusts for the benefit his family.


                                Page 4 of 6 Pages

     The power to vote or direct the disposition of the 73,755 shares of Common Stock which are held in trusts for the benefit of Dr. Carlo's family is shared with Jean M. Carlo.

     Ms. Carlo's address is 840 Cofair Court, Solana Beach, California 92075.

          Ms. Carlo is currently not employed.

     At no time during the last five years was Ms. Carlo convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

     Ms. Carlo is a citizen of the United States of America.

     (c) No transactions of Common Stock were effected by Dr. Carlo during the past 60 days.

     (d) No person other than Dr. Carlo herein has the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of the securities being reported herein.

     (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except as described in Items 3 and 5, Dr. Carlo has no contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any security of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


ITEM 7.    MATERIALS TO BE FILED AS EXHIBITS.

          Exhibit A:     Loan Agreement dated April 15, 1997 by and between
                         Kevin B. Kimberlin and Dennis J. Carlo.

          Exhibit B:     Promissory Note dated April 17, 1997 for the amount of
                         $1,999,998 payable to Kevin B. Kimberlin by Dennis J.
                         Carlo.

          Exhibit C:     Trust Agreements (to be filed by amendment).


                                Page 5 of 6 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 25, 1997


                                        /s/  DENNIS J. CARLO
                                        -----------------------------------
                                        Dennis J. Carlo











                                Page 6 of 6 Pages

                                                                       Exhibit A

                                                                  EXECUTION COPY

                                 LOAN AGREEMENT


     THIS AGREEMENT, effective as of April 15, 1997 is made by and between Kevin
B. Kimberlin ("Lender") and Dennis J. Carlo ("Borrower").

                                    RECITALS

     A. Lender has agreed to loan to Borrower the principal sum of ONE MILLION NINE HUNDRED NINETY-NINE THOUSAND NINE HUNDRED NINETY-EIGHT DOLLARS ($1,999,998) (the "Loan") for the purpose of purchasing UP TO 256,410 units of common stock and warrants issued by The Immune Response Corporation, a Delaware corporation (the "Company") pursuant to that certain Unit Purchase Agreement, dated as of even date hereof, between Borrower and the Company (the "Unit Purchase Agreement"). Each unit is comprised of one share of common stock and a warrant to purchase one share of common stock ("Units").

     B. In connection with its purchase of the Company's Units, at the Initial Closing (as defined in the Unit Purchase Agreement), Borrower shall pay the Company $494,744.25 cash and execute a promissory note for the benefit of the Company in the principal amount of $1,484,232.75, due September 30, 1997. At the NASD Approval Closing (as defined in the Unit Purchase Agreement), Borrower shall pay the Company $21,021.00 cash; and

     C. After the Initial Closing, Borrower will own 253,715 shares of the Company's common stock (the "Stock"); after the NASD Approval Closing, in the event such closing occurs, Borrower will acquire an additional 2,695 shares of the Company's common stock, for an aggregate number of 256,410 shares of Stock.

     NOW, THEREFORE, in consideration of the premises set forth above and the mutual promises and covenants contained herein, the parties agree as follows:


     I.   BORROWING AND REPAYMENT IN CASH.

     A. The Lender and Borrower acknowledge that the principal sum of the Loan shall be delivered to Borrower in the following manner: (i) $494,744.25 on the date hereof, (ii) $1,484,232.75 on September 30, 1997; and (iii) $21,021.00 on
the NASD Approval Closing date, in the event such closing occurs. All outstanding principal and interest accrued in connection with the Loan is due three (3) years from the date hereof payable by wire transfer of immediately available funds to Lender.

     B. The Loan shall be evidenced by a Promissory Note (the "Note") in substantially the form attached hereto as EXHIBIT A and incorporated herein, and the terms of the Loan shall be specified in the Note.


     II.  BORROWER'S REPRESENTATIONS AND WARRANTIES.

     A.   Borrower represents and warrants that:

     1. The proceeds of the Loan will be used for the purpose set forth above and for no other purpose.

     2. There are no pending or threatened claims, investigations or suits which may adversely affect Borrower's financial condition.

     3. There are no other instruments existing that will require Borrower's obligations under this Agreement or the Note to be subordinated to other obligations Borrower now has, nor will Borrower become bound by such instruments while this Agreement is in effect, or while amounts remain outstanding under the Note, without Lender's prior written approval.

     4. The execution, delivery and performance of this Agreement and the Note and the use of the proceeds of the Loan by the Borrower as set forth herein does not, and will not, conflict with or result in a breach by Borrower of any of the terms or provisions of, or constitute a default under, any mortgage, deed of trust or other material agreement or instrument to which Borrower is a party or by which Borrower or any of his properties or assets are bound or any existing applicable law, rule or regulation of the United States or any state thereof or any applicable decree, judgment or order of any federal or state court, regulatory body, administrative agency or other governmental body having jurisdiction over the Borrower or any of his assets or properties.


     III. BORROWER'S COVENANTS.

     A. So long as any of the principal balance or accrued unpaid interest, if any, under the Note remains outstanding, Borrower shall, unless the Lender consents otherwise in writing, punctually pay all principal and interest amounts due under the Note, as described in this Agreement and the Note.


     IV.  REPURCHASE RIGHT.

     In the event that Borrower's employment with the Company is terminated for any reason other than by the Company without Cause, (as defined under applicable Delaware law), Borrower shall provide prompt written notice of such termination to

Lender (a "Termination Notice"), and Lender shall be entitled to purchase from Borrower a number of Units equal to (a) the aggregate number of Units purchased by Borrower, multiplied by (b) a fraction, the numerator of which is the difference between (x) twelve (12) and (y) the number of full three-month periods that have elapsed between the date of this Agreement and the date of the termination of Borrower's employment, and the denominator of which is twelve
(12), at a purchase price of $7 per Unit, by delivering to Borrower written notice thereof, accompanied by payment for the number of Units to be purchased as calculated in accordance with this Section IV, within ten (10) days following the date of Lender's receipt of a Termination Notice.


     V.   TERMINATION.

     This Agreement shall remain in full force and effect so long as any sums remain owing by Borrower to the Lender under the Note.


     VI.  GENERAL PROVISIONS.

     A. NOTICES. All notices permitted or required to be given under this Agreement shall be in writing and shall be deemed delivered upon personal delivery, or twenty-four (24) hours following: (1) electronically confirmed facsimile transmission; or (2) deposit for overnight delivery with a bonded courier holding itself out to the public as providing such service; or forty-eight (48) hours following deposit in the United States mail, certified mail, postage prepaid, in any such case addressed as follows:

     If to the Lender:

          Kevin B. Kimberlin
          Spencer Trask, Inc.
          535 Madison Avenue
          New York, NY 10022

     If to Borrower:

          Dennis J. Carlo
          The Immune Response Corporation
          5935 Darwin Court
          Carlsbad, CA 92208


     B. PARTIES' RELATIONSHIP; INDEMNITY. This Agreement is intended to create a relationship of debtor-creditor only and is not intended to be, and shall not be construed as, an agreement of joint venture, partnership or agency, or other similar business relationship.

     C. NO CONTINUING WAIVER. No delay or failure of the Lender to exercise any right or remedy it may have under this Agreement or the Note shall operate as a continuing waiver of such right or remedy, nor prejudice the Lender's right to insist upon full compliance by Borrower of the terms of this Agreement or the Note.

     D. GOVERNING LAW. This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware. In any action brought or arising out of this Agreement, Lender and Borrower hereby consent to the jurisdiction of any federal or state court having proper venue within the State of New York and also consent to service of process by any means authorized by New York or federal law.

     E. COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.

     F. SUCCESSORS AND ASSIGNS. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective legal representatives, successors and assigns; provided, however, that the obligations of Borrower under this Agreement are personal and shall not be assigned or delegated without the prior written consent of the Lender.

     G. SEVERABILITY. Should any provision of this Agreement be found void or unenforceable by a court of competent jurisdiction, the remainder of this Agreement shall not be affected thereby, but shall remain in full force and effect.

     H. FURTHER ASSURANCE. Each party shall take such further action and shall execute such further documentation as may be necessary or convenient to effectuate the transactions contemplated in this Agreement.

     I. INTEGRATION; INTERPRETATION. This Agreement and the Note contain or expressly incorporate by reference the entire agreement of the parties with respect to the matters contemplated herein and supersede all prior negotiations and agreements. This Agreement and the Note shall not be modified except by written instrument executed by all parties.

     J. EXPENSES. Each party hereto shall pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery and performance of this Agreement. If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

     IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

                                             LENDER



                                             /s/ KEVIN B. KIMBERLIN
                                             ------------------------------
                                                  Kevin B. Kimberlin



                                             BORROWER



                                             /s/ DENNIS J. CARLO
                                             ------------------------------
                                                    Dennis J. Carlo

                                                                       Exhibit B

                                                                  EXECUTION COPY


                                   PROMISSORY NOTE



Loan Amount:  $1,999,998.00                                 Carlsbad, California
Interest Rate:  5.69%                                             April 17, 1997


         FOR VALUE RECEIVED, the undersigned, Dennis J. Carlo ("Borrower"), hereby promises to pay to the order of Kevin B. Kimberlin ("Lender"), at 535 Madison Avenue, New York, New York 10022, or such other place as Lender may designate by written notice to Borrower, in lawful money of the United States of America, the principal sum of ONE MILLION NINE HUNDRED NINETY-NINE THOUSAND NINE HUNDRED NINETY-EIGHT DOLLARS ($1,999,998.00) or, if less, the aggregate of all amounts which Lender may, from time to time lend to Borrower, plus interest, to be paid as set forth below.

         All amounts lent to Borrower by Lender, and all payments made on account of principal hereof, shall be recorded by Lender on the grid on SCHEDULE A to this Promissory Note (the "Note") and shall be presumptive evidence of the indebtedness of Borrower hereunder.

    1. PAYMENTS. The entire principal balance of this Note, together with all accrued and unpaid interest thereon, shall be due and payable three (3) years from the date hereof (the "Maturity Date"), provided, however, that if such day is not a Business Day (as defined below), then on the next succeeding Business Day. Interest on the outstanding principal balance hereunder shall accrue at the rate of 5.69% per annum, calculated on the basis of a three hundred and sixty-five day year compounded quarterly.

    2. PURPOSE OF NOTE. Borrower acknowledges that the purpose of the loan evidenced by the Loan Agreement, of even date herewith, between Lender and Borrower ("the Loan Agreement"), and this Note is to provide financing for the purchase of up to 256,410 shares of The Immune Response Corporation's ("IRC") common stock and warrants to purchase up to 256,410 shares of such common stock pursuant to that certain Unit Purchase Agreement of even date herewith between Borrower and IRC (the "Unit Purchase Agreement").

    3. PREPAYMENT. Borrower may prepay all or any portion of this Note at any time without penalty, fee or acceleration prior to the Maturity Date of this Note.

    4. ACCELERATION OF DUE DATE. The entire unpaid principal balance of this Note, together with all accrued and unpaid interest thereon, shall, at the election of Lender, become immediately due and payable upon the occurrence of any of the following, irrespective of the payment schedule set forth in Paragraph 1 of this Note:

         (a) Any failure on the part of Borrower to make any payment under this Note when the same is due;

         (b) Any failure on the part of Borrower to perform or observe any of his obligations, or Borrower's breach of any representation or warranty, under the Loan Agreement or any other security instrument which secures this Note as and when performance is due;

         (c) If at any time Borrower shall admit in writing his inability to pay his debts as they become due, or shall make any assignment for the benefit of any creditors, or shall file a petition seeking any reorganization, arrangement, composition, readjustment or similar release under any present or future statute, law or regulation, or on the filing or commencement of any petition, action, case or proceeding, voluntary or involuntary, under any state or federal law regarding bankruptcy or insolvency.

    5. COLLECTION COSTS BORNE BY BORROWER. Borrower agrees to pay all costs and expenses, including without limitation reasonable attorneys' fees, incurred by Lender in any action brought to enforce the terms of this Note and/or to collect this Note, and any appeal thereof.

    6.   MISCELLANEOUS.

    (a) No delay or omission on the part of Lender in exercising any right under this Note or under the Loan Agreement or any security agreement given to secure this Note shall operate as a waiver of such right or of any other right under this Note.

    (b)  In the event of default under this Note, Borrower shall have fifteen
(15) days from the date of notice of default and demand for payment in which to cure such default. Such notice may be by written notice mailed to Borrower at the last address given to Lender by Borrower and shall be deemed received three
(3) days after being mailed by certified, first-class mail, return receipt requested or the next day mailed by overnight delivery.

     (c) Borrower hereby waives presentment for payment, demand, notice of demand and of dishonor and non-payment of this Note, notice of intention to accelerate the maturity of this Note, protest and notice of protest, diligence in collecting, and the bringing of suit against any other party. The pleading of any statute of limitations as a defense to any demand against the Borrower, any endorsers, guarantors and sureties of this Note is expressly waived by each and all of such parties to the extent permitted by law. Time is of the essence under this Note.

     (d) Any payment hereunder shall first be applied to any collection costs, then against accrued and unpaid interest hereunder and then against the outstanding principal balance of this Note.

    7. LATE CHARGE. If payment of principal or interest under this Note shall not be made within ten (10) days after the date due, Borrower agrees to pay, in addition to the unpaid principal or interest, a sum equal to four percent (4%) of the unpaid principal or interest, which sum Borrower agrees represents a fair and reasonable estimate, considering all of the circumstances existing on the date of this Note, of the costs and expenses incident to handling and collecting such delinquent payment that will be sustained by Lender due to the failure of Borrower to make timely payment. The parties further agree that proof of actual damages would be costly and impracticable. Such charge shall be paid without prejudice to the right of Lender to collect any other amounts provided to be paid or to declare a default under this Note or under the Loan Agreement or from exercising any of the other rights and remedies of Lender.

    8. GOVERNING LAW. The Note shall be governed by the laws of the State of Delaware and shall be construed in accordance therewith. In any action brought or arising out of this Agreement, Lender and Borrower hereby consent to the jurisdiction of any federal or state court having proper venue within the State of New York and also consent to service of process by any means authorized by New York or federal law.

    9.   DEFINITIONS.

         BUSINESS DAY. As used in this Note the term "Business Day" shall mean any day other than a Saturday, Sunday or a legal holiday observed by employees of the State of California.

    10. SUCCESSORS. This Note shall be binding upon Borrower and the personal representatives, heirs, successors and assigns of Borrower.

    11. SEVERABILITY. If any part of this Note is determined to be illegal or unenforceable, all other parts shall remain in full force and effect.

    12. MAXIMUM INTEREST PAYABLE. All agreements between the undersigned and the holder hereof, whether now existing or hereafter arising and whether written or oral, are hereby limited so that in no contingency, whether by reason of acceleration of the maturity hereof or otherwise, shall the interest contracted for, charged, received, paid or agreed to be paid to the holder hereof exceed the maximum amount permissible under applicable law. If, from any circumstance whatsoever, interest would otherwise be payable to the holder hereof in excess of the maximum lawful amount, the interest payable to the holder hereof shall be reduced to the maximum amount permitted under applicable law; and if from any circumstance the holder hereof shall ever receive anything of value deemed interest by applicable law in excess of the maximum lawful amount, an amount equal to any excessive interest shall be applied to the reduction of the principal hereof and not to the payment of interest, or if such excessive interest exceeds the unpaid balance of principal hereof, such excess shall be refunded to the undersigned. All interest paid or agreed to be paid to the holder hereof shall, to the extent permitted by applicable law, be amortized, prorated, allocated, and spread throughout the full period until payment in full of the principal (including the period of any renewal or extension hereof) so that the interest hereon for such full period shall not exceed the maximum amount permitted by applicable law. This paragraph shall control all agreements between the undersigned and the holder hereof.



                                  /s/ DENNIS J. CARLO
                                  ---------------------------------------------
                                            Dennis J. Carlo

                                      SCHEDULE A



         Principal      Principal      Interest       Loan
Date     Loan           Payment        Payment        Balance        By
----     ----           -------        -------        -------        --

         $494,744.25    $              $              $
         $              $              $              $
         $              $              $              $
         $              $              $              $
         $              $              $              $
         $              $              $              $
         $              $              $              $
         $              $              $              $
         $              $              $              $
         $              $              $              $
         $              $              $              $
         $              $              $              $
         $              $              $              $
         $              $              $              $
         $              $              $              $
         $              $              $              $
         $              $              $              $


                                          5